Page 1 of 27

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

             (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended                  December 31, 1998
                               --------------------------------------------

                                          OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to
                               -------------------    ---------------------

Commission File Number                             1-3437-2
                       ----------------------------------------------------

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAVINGS PLAN FOR EMPLOYEES OF AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

B: Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                  AMERICAN WATER WORKS COMPANY, INC.
                  1025 LAUREL OAK ROAD
                  VOORHEES, NEW JERSEY    08043





                                                                  Form 11-K
                                                                     Page 2
                                    INDEX



Signature                                                           3

Report of Independent Accountants                                   6 to 7

Audited Plan Financial Statements and Schedules
  Prepared in Accordance With The Financial Reporting
  Requirements of ERISA                                             8 to 27

Exhibit Index                                                            28




























                                                                  Form 11-K
                                                                    Page 3

SIGNATURE
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    AMERICAN WATER WORKS COMPANY, INC.
                                    AND ITS DESIGNATED SUBSIDIARIES






Date June 29, 1999                   \s\ Robert D. Sievers
------------------                   --------------------------------------
                                     Robert D. Sievers
                                     Member, Retirement Plan Committee



















                                                                  Form 11-K
                                                                     Page 4


                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                       AND ITS DESIGNATED SUBSIDIARIES

                             Financial Statements
                                     and
                            Additional Information

                               December 31, 1998




























                                                                  Form 11-K
                                                                     Page 5

                          SAVINGS PLAN FOR EMPLOYEES OF

                        AMERICAN WATER WORKS COMPANY, INC.

                         AND ITS DESIGNATED SUBSIDIARIES


                                 Table of Contents

FINANCIAL STATEMENTS:                                                  PAGE

  Report of Independent Accountants                                    6-7

  Statement of Net Assets Available for Benefits,
    with Fund Information as of December 31, 1998                      8-9

  Statement of Net Assets Available for Benefits,
    with Fund Information as of December 31, 1997                     10-11

  Statement of Changes in Net Assets Available for
    Benefits, with Fund Information for the
    Year Ended December 31, 1998                                      12-13

  Statement of Changes in Net Assets Available for
    Benefits, with Fund Information for the
    Year Ended December 31, 1997                                      14-15

  Notes to Financial Statements                                       16-25

  Additional Information:*

  Schedule I- Schedule of Assets Held for Investment
  Purposes as of December 31, 1998                                       26

  Schedule II - Schedule of Reportable Transactions for
    the Year Ended December, 31, 1998                                    27

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
                                                                  Form 11-K
                                                                     Page 6


                        REPORT OF INDEPENDENT ACCOUNTANTS


     To the Participants and Administrator
     of the Savings Plan for Employees of
     American Water Works Company, Inc.
     and Its Designated Subsidiaries


    In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These

                                                                  Form 11-K
                                                                     Page 7

supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 21, 1999






























                                                                  Form 11-K
                                                                     Page 8
                  SAVINGS PLAN FOR EMPLOYEES OF

                AMERICAN WATER WORKS COMPANY, INC.

                 AND ITS DESIGNATED SUBSIDIARIES

          Statement of Net Assets Available for Benefits,
                       with Fund Information


                         December 31, 1998
---------------------------------------------------------------------------

                                          Index        Fixed       Company        Small
                            Index         Bond         Income      Stock     Capitalization   Loan
                            Fund          Fund         Fund        Fund           Fund        Fund          Total
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
ASSETS

Investments,
  at current value:
  Registered
   investment companies  $27,299,488   $4,617,512   $   --       $   --        $1,841,121   $   --       $33,758,121
  Collective
   income fund                --           --        5,664,071       --            --           --         5,664,071
  Common stock                --           --           --        35,183,052       --           --        35,183,052
  Participants' loans
   receivable                 --           --           --           --            --         1,481,154    1,481,154
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
                          27,299,488    4,617,512    5,664,071    35,183,052    1,841,121     1,481,154   76,086,398

  Employer's
   contribution
   receivable                 --           --           --           258,972       --            --          258,972
  Participants'
   contributions
   receivable                362,315       87,677      104,107       256,620       59,079        --          869,798
  Accrued income             292,961       85,615       --           208,256      147,800        --          734,632


                                                                  Form 11-K
                                                                     Page 9

                                          Index         Fixed      Company       Small
                            Index         Bond         Income      Stock     Capitalization     Loan
                            Fund          Fund         Fund        Fund          Fund           Fund         Total
                         -----------   ----------   ----------   -----------   -----------   ----------   -----------
Cash and cash
  equivalents
                              28,609        4,567        3,306        45,854       --            --            82,336
                         -----------   ----------   ----------   -----------   -----------   ----------   -----------

Net assets available
  for benefits           $27,983,373   $4,795,371   $5,771,484   $35,952,754   $ 2,048,000   $1,481,154   $78,032,136
                         ===========   ==========   ==========   ===========   ===========   ==========   ===========


The accompanying notes are an integral part of these financial statements.























                                                                  Form 11-K
                                                                    Page 10
                   SAVINGS PLAN FOR EMPLOYEES OF

                 AMERICAN WATER WORKS COMPANY, INC.

                  AND ITS DESIGNATED SUBSIDIARIES

           Statement of Net Assets Available for Benefits,
                       with Fund Information

                         December 31, 1997
---------------------------------------------------------------------------

                                          Index        Fixed       Company       Small
                            Index         Bond         Income      Stock     Capitalization     Loan
                            Fund          Fund         Fund        Fund           Fund          Fund          Total
                         -----------   ----------   ----------   -----------   ----------    ----------   -----------
ASSETS

Investments,
  at current value:
  Registered
   investment companies  $18,620,254   $3,606,747   $   --       $   --        $1,359,538   $   --       $23,586,539
  Collective
   income fund                --           --        4,603,248       --            --           --         4,603,248
  Common stock                --           --           --        23,966,955       --           --        23,966,955
  Participants' loans
   receivable                 --           --           --           --            --          950,207       950,207
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
                          18,620,254    3,606,747    4,603,248    23,966,955    1,359,538      950,207    53,106,949

  Employer's
   contribution
   receivable                 --           --           --           190,074       --            --          190,074
  Participants'
   contributions
   receivable                294,163       71,057       87,552       193,848       46,984        --          693,604
  Accrued income             249,773       19,352       --           161,575       76,134        --          506,834



                                                                  Form 11-K
                                                                    Page 11

                                          Index         Fixed      Company       Small
                            Index         Bond         Income      Stock     Capitalization     Loan
                            Fund          Fund         Fund        Fund          Fund           Fund         Total
                         -----------   ----------   ----------   -----------   -----------   ----------   -----------

Cash and cash
  equivalents
                               5,988        1,111        1,418         7,385           419       --            16,321
                         -----------   ----------   ----------   -----------   -----------   ----------   -----------

Net assets available
  for benefits           $19,170,178   $3,698,267   $4,692,218   $24,519,837   $ 1,483,075   $  950,207   $54,513,782
                         ===========   ==========   ==========   ===========   ===========   ==========   ===========




The accompanying notes are an integral part of these financial statements.





















                                                                  Form 11-K
                                                                    Page 12
                 SAVINGS PLAN FOR EMPLOYEES OF

               AMERICAN WATER WORKS COMPANY, INC.

               AND ITS DESIGNATED SUBSIDIARIES

   Statement of Changes in Net Assets Available for Benefits,
                    with Fund Information

            For the Year Ended December 31, 1998
---------------------------------------------------------------------------

                                          Index        Fixed       Company        Small
                             Index        Bond         Income      Stock     Capitalization    Loan
                             Fund         Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
Additions to net assets
 attributed to:
   Investment income
    Interest and
     dividends           $   544,760   $  269,742   $      242    $ 780,223   $   159,554   $  53,042    $ 1,807,563
    Net appreciation
    (depreciation)in
       fair value of
       investments         5,355,329       66,209      302,300    6,294,787      (210,804)       --       11,807,821
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
                           5,900,089      335,951      302,542    7,075,010       (51,250)     53,042     13,615,384
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
  Contributions
   Employer                   --           --           --        2,706,087        --           --         2,706,087
   Participants            3,868,204      897,469    1,073,570    2,552,470       642,505       --         9,034,218
   Rollovers from other
     qualified plans         233,782       22,940       22,509       65,551        26,234       --           371,016
   Loan repayments
     from participants       258,071       70,601      103,193      210,194        25,436     (667,495)       --
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
                           4,360,057      991,010    1,199,272    5,534,302       694,175     (667,495)   12,111,321



                                                                  Form 11-K
                                                                    Page 13

                                          Index        Fixed       Company        Small
                            Index         Bond         Income      Stock     Capitalization    Loan
                            Fund          Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------

                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
Total additions           10,260,146    1,326,961    1,501,814   12,609,312       642,925     (614,453)   25,726,705
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------

Deductions from net
 assets attributed to:
  Participants' benefits     617,505      127,302      322,933     1,097,101       38,196      --          2,203,037
  Loans to participants      494,890       79,590       93,610       433,312       43,998   (1,145,400)       --
  Administrative expenses       --           --           --           --           5,314      --              5,314
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------

Total deductions           1,112,395      206,892      416,543     1,530,413       87,508   (1,145,400)    2,208,351
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------
Net increase
 prior to interfund
   transfers               9,147,751    1,120,069    1,085,271    11,078,899      555,417      530,947    23,518,354

Interfund transfers         (334,556)     (22,965)      (6,005)      354,018        9,508       --            --
                         -----------    ---------    ---------    ----------  -----------   ----------    ----------

Net increase               8,813,195    1,097,104    1,079,266    11,432,917      564,925      530,947    23,518,354

Net assets at beginning
  of year                 19,170,178    3,698,267    4,692,218    24,519,837    1,483,075      950,207    54,513,782
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------
Net assets at end of
  year                   $27,983,373   $4,795,371   $5,771,484   $35,952,754  $ 2,048,00   $ 1,481,154   $78,032,136
                         ===========   ==========   ==========   ===========  ===========   ==========   ===========

The accompanying notes are an integral part of these financial statements.




                                                                  Form 11-K
                                                                    Page 14
               SAVINGS PLAN FOR EMPLOYEES OF

             AMERICAN WATER WORKS COMPANY, INC.

              AND ITS DESIGNATED SUBSIDIARIES

   Statement of Changes in Net Assets Available for Benefits,
                    with Fund Information

             For the Year Ended December 31, 1997
---------------------------------------------------------------------------

                                          Index        Fixed       Company        Small
                             Index        Bond         Income      Stock     Capitalization    Loan
                             Fund         Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------
Additions to net assets
 attributed to:
  Investment income
   Interest and
     dividends           $   422,817   $  208,598   $      288    $ 590,769   $    78,636   $   --       $ 1,301,108
   Net appreciation
     in fair value of
     investments           3,863,183       81,414      243,894    5,468,016       141,690       --         9,798,197
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
                           4,286,000      290,012      244,182    6,058,785       220,326       --        11,099,305
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
  Contributions
   Employer                   --           --           --        2,313,138        --           --         2,313,138
   Employer
    reimbursements
    of administrative
    expenses                  --           --           40,023        --            8,075       --            48,098
   Participants            3,479,157      878,177    1,106,647    2,393,302       513,185       --         8,370,468
   Rollovers from other
    qualified plans           23,358        5,274       20,890      100,046        18,714       --           168,282
   Loan repayments
    from participants        148,425       40,172       56,432      123,388        12,212     (380,629)       --
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
                           3,650,940      923,623    1,223,992    4,929,874       552,186     (380,629)   10,899,986
                                                                  Form 11-K
                                                                    Page 15

                                          Index        Fixed       Company        Small
                             Index        Bond         Income      Stock     Capitalization    Loan
                             Fund         Fund         Fund        Fund           Fund         Fund         Total
                         -----------   ----------   ----------   -----------   ----------   ----------   -----------

                         -----------   ----------   ----------   ----------   -----------   ----------   -----------
Total additions            7,936,940    1,213,635    1,468,174   10,988,659       772,512     (380,629)   21,999,291
                         -----------   ----------   ----------   ----------   -----------   ----------   -----------

Deductions from net
 assets attributed to:
  Participants' benefits     617,952      127,637      200,149       629,559       37,088      --          1,612,385
  Loans to participants      390,317       93,314      170,794       322,108       25,347   (1,001,880)       --
  Administrative expenses       --           --         36,313         --           7,094      --             43,407
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------

Total deductions           1,008,269      220,951      407,256       951,667       69,529   (1,001,880)    1,655,792
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------

Net increase prior to
 interfund transfers       6,928,671      992,684    1,060,918    10,036,992      702,983      621,251    20,343,499

Interfund transfers          162,000     (169,114)     (59,647)      (48,259)     115,020      --             --
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------

Net increase               7,090,671      823,570    1,001,271     9,988,733      818,003      621,251    20,343,499

Net assets at beginning
  of year                 12,079,507    2,874,697    3,690,947    14,531,104      665,072      328,956    34,170,283
                         -----------   ----------   ----------   -----------  -----------   ----------   -----------
Net assets at end of
  year                   $19,170,178   $3,698,267   $4,692,218   $24,519,837  $ 1,483,075   $  950,207   $54,513,782
                         ===========   ==========   ==========   ===========  ===========   ==========   ===========

The accompanying notes are an integral part of these financial statements.




                                                                  Form 11-K
                                                                    Page 16
                         SAVINGS PLAN FOR EMPLOYEES OF

                       AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                         Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN
----------------------------

    The following description of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

    The Plan is a defined contribution 401(k) savings plan covering substantially all employees of American Water Works Company, Inc. and its subsidiary companies ("the Company")(except those hired on a temporary basis)who have completed six months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

    Participants may contribute up to 10% of their annual compensation up to $160,000 for the years ended December 31, 1998 and 1997, as defined in the Plan. Effective January 1, 1998, the Company began matching 50% of the first 4% of participant contributions. For the year ended December 31, 1997, the Company matched 45% of the first 4% of participant contributions. All matching contributions are invested in American Water Works Company, Inc. common stock. In the event of certain circumstances, the Company may contribute additional amounts. Forfeitures, if any, are used to reduce the Company's future contributions to the Plan.


                                                                  Form 11-K
                                                                    Page 17
Participant Accounts
--------------------

    With the exception of the Company's contributions to the Plan, each participant may elect to have their contributions invested in any combination of five investment options in multiples of 1% up to a maximum of 10%. Each participant's account is credited with their contributions and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan. Benefits to which a participant is entitled are the benefits that can be provided from the participant's vested account.

Vesting
-------

     Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of Company contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested in Company contributions and earnings thereon after five years of credited service. Prior to five years of service a participant shall have no vested balance in such Company contributions and earnings thereon, except in the case of a participant's death, total disability, or attainment of age 65, at which point a participant becomes fully vested.

Investment Options
-------------------

     Participants may direct their contributions among any of the following investment options:

1.  Index Fund - Vanguard Institutional Index Fund, invests primarily in common stocks.

2.  Index Bond Fund - Vanguard Bond Index Fund, invests in high grade corporate and/or government bonds of varying maturities.

3.  Fixed Income Fund - American Express Trust Income Fund III, invests in a diversified pool of insurance and bank
                         investment contracts. The Fund also invests in short-term investments.
                                                                  Form 11-K
                                                                    Page 18

4.  Company Stock Fund - American Water Works Company, Inc. Stock,funds are invested in common stock of American Water Works
                           Company, Inc.

5.  Small Capitalization Fund - Vanguard Index Trust Small Capitalization
                                 Stock Fund,invests primarily in common
                                  stocks of small domestic companies.

Payment of Benefits
-------------------

    Participants may, upon attaining 59 1/2 years of age, elect to withdraw all or a portion of the value of their account. Upon termination of service for any reason, participants may elect to withdraw the value of their account, roll that account value over into a qualified plan or individual retirement account, or defer this distribution until age 65. In all cases, unless earlier withdrawn, participants will receive the balance in their account upon the earlier of attaining age 65 if not then working for the Company, retirement after reaching age 65, death or total disability. Participants may elect to receive a lump sum amount equal to the value of their account, an annuity, or a combination of both.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

Basis and Presentation
----------------------

     The financial statements are presented on the accrual basis of accounting.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.


                                                                  Form 11-K
                                                                    Page 19
Risks and Uncertainties
-----------------------

    The Plan provides for investment options in mutual funds, a collective income fund, and Company common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Valuation of Investments
------------------------

    Plan investments are stated at fair value. The Company stock is valued at its quoted market price on the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective income funds are valued by the fund sponsor based on quoted market prices of the underlying investments.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation(depreciation) on those investments.

Contributions
-------------

    Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.



                                                                  Form 11-K
                                                                   Page 20
Payment of Benefits
-------------------

    Participants' benefits are recognized in the Plan financial statements when paid.

Benefit Obligations
-------------------

    Benefit obligations for persons who have withdrawn from participation in the Plan but have not been paid are $3,422,828 at December 31, 1998 and $2,020,427 at December 31,1997.

Forfeitures
-----------

     If a terminated participant does not receive a distribution upon termination, that portion of a terminated participant's account balance which has not achieved full vesting will represent a forfeiture on the terminee's account.

     Plan policy allows for terminated participants to return to employment with the Company within five years of their termination date without forfeiture of their nonvested account balance. Total nonvested accounts amounted to 4,191 and 3,535 shares of Company common stock at December 31, 1998 and 1997, respectively. The market value of these nonvested shares was $141,446 and $96,541 at December 31, 1998 and 1997, respectively.
Total forfeitures amounted to 22 and 0 shares of Company common stock for 1998 and 1997, respectively. Forfeitures are used to reduce future Company contributions to the Plan.

Reclassification
----------------

     Certain reclassifications have been made to conform previously reported data to the current presentation.







                                                                  Form 11-K
                                                                    Page 21

NOTE 3 - INVESTMENTS
--------------------

     The Plan's investments are held in trust by Investors Bank and Trust Company. The following table presents the Plan's investment at December 31, 1998 and 1997.

































                                                                  Form 11-K
                                                                    Page 22

                                               December 31, 1998             December 31, 1997
                                          ---------------------------   ---------------------------
                                          Shares/units      Value       Shares/units      Value
                                          ------------   ------------   ------------   ------------
Investments at current value based on
 quoted market price

  Registered investment companies:
      Vanguard Index Trust Small
        Capitalization Stock Fund               86,456     $1,841,121         57,586     $1,359,538

      Vanguard Bond Index Fund                 453,991      4,617,512*       357,458      3,606,747*

      Vanguard Institutional Index Fund        241,853     27,299,488*       207,908     18,620,254*

    Collective income fund:
      American Express Trust Income
       Fund III                                414,586      5,664,071*       357,784      4,603,248*

    Common stock:
      American Water Works Company, Inc.     1,042,095     35,183,052*       877,509     23,966,955*

    Participants' loans receivable                          1,481,154                       950,207
                                                          -----------                   -----------

    Total investments                                     $76,086,398                   $53,106,949
                                                          ===========                   ===========

   *Represent investments that are greater than 5% of Plan net assets.









                                                                  Form 11-K
                                                                    Page 23

    During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the years then ended) appreciated in value by $11,807,821 and $9,798,197 as follows:

                                   Year Ended               Year Ended
                               December 31, 1998        December 31, 1997
                               -----------------        -----------------
Registered investment
 companies                       $ 5,210,734                $4,086,287

Collective income fund               302,300                   243,894

Common stock                       6,294,787                 5,468,016
                                 -----------                ----------
Net appreciation in fair value   $11,807,821                $9,798,197
                                 ===========                ==========




NOTE 4 - PARTICIPANT LOANS
--------------------------

    Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their contributions to the Plan including earnings thereon. Loans are generally for a period not to exceed five years, payable in equal monthly installments, secured by the balance in the participant's account, and bear interest at a rate of prime plus 1%. Interest rates on loans outstanding at December 31, 1998 range from 8% to 12.5%. If the participant uses the proceeds to acquire their primary personal residence, the loan may be for a period not to exceed thirty years. Principal and interest is paid ratably through payroll deductions. Participant loans withdrawn from the Plan totaled $1,145,400 and $1,001,880 in 1998 and 1997 respectively. Repayments of loans to the Plan totaled $667,495 and $380,629 in 1998 and 1997, respectively.

                                                                  Form 11-K
                                                                    Page 24
NOTE 5 - HARDSHIP WITHDRAWALS
-----------------------------

    Participants under age 59 1/2 may withdraw all or part of their contributions (excluding earnings) only under certain hardship conditions. A hardship withdrawal can only be requested after withdrawal of all rollover contributions and any loans available under the Plan have been obtained. Hardship withdrawals cannot be returned to the Plan and contributions cannot be made to the Plan for 12 months after a hardship withdrawal has been made.


NOTE 6 - ADMINISTRATIVE EXPENSES
--------------------------------

    Although it has no obligation to do so, the Company pays substantially all administrative expenses of the Plan.


NOTE 7 - PLAN TERMINATION
-------------------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 8 - FEDERAL INCOME TAX STATUS
----------------------------------

    The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and are, therefore, not subject to tax under present income tax law. The Plan has been amended since receipt of the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In addition, management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                                                  Form 11-K
                                                                    Page 25

NOTE 9 - SUBSEQUENT EVENT
------------------------

     On or about September 20, 1999, the plan intends to transfer all of its net assets available for benefits into investment options maintained by Merrill Lynch, which will become the Company's new Plan recordkeeper and trustee.


































                                                                  Form 11-K
                                                                    Page 26
                                  SCHEDULE I

                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                   Item 27(a)Form 5500 - Schedule of Assets
                         Held for Investment Purposes

                               December 31, 1998
---------------------------------------------------------------------------

Shares/Units            Issue                        Cost         Value
------------          --------                    -----------   -----------
             Registered investment companies:

             Vanguard Index Trust Small
  86,456       Capitalization Stock Fund           $1,924,377    $1,841,121

 453,991       Vanguard Bond Index Fund             4,510,566     4,617,512

 241,853       Vanguard Institutional Index Fund   16,689,223    27,299,488

             Collective income fund:

               American Express Trust
 414,586        Income Fund III                     4,945,062     5,664,071

             Common stock:
1,042,095     American Water Works Company,Inc.*   21,482,765    35,183,052

             Participants' loans receivable            --         1,481,154
                                                  -----------   -----------
                                                  $49,551,993   $76,086,398
                                                  ===========   ===========
*Party-In-Interest


                                                                  Form 11-K
                                                                    Page 27
                             SCHEDULE II

                    SAVINGS PLAN FOR EMPLOYEES OF
                  AMERICAN WATER WORKS COMPANY, INC.
                   AND ITS DESIGNATED SUBSIDIARIES

       Line 27(d) Form 5500 - Schedule of Reportable Transactions

                For the Year Ended December 31, 1998

 (Individual or series of transactions in one issue aggregating 5% or more of the value of Plan assets as of January 1, 1998)
-------------------------------------------------------------------------



Identity                                                                      Current Value
of Party                      Number of   Purchase      Sales      Cost of    on Transaction    Net
Involved     Description    Transactions    Price      Proceeds     Assets        Date        Gain/(Loss)
--------   ---------------  ------------  ----------  ----------  ----------  --------------  -----------


American   American Water        76       $7,049,133  $   --       $  --          $7,049,133   $      --
 Water      Works Company,
 Works       Inc. Common         53           --       1,710,423    1,582,873          --         127,550
 Company,     Stock
 Inc.

The        Vanguard
 Vanguard   Institutional
 Group      Index Fund           58        6,373,098      --          --           6,373,098          --
                                 55           --       2,772,351    2,498,219          --         274,132










                                                                  Form 11-K
                                                                    Page 28

                             EXHIBIT INDEX


Exhibit
Number                                           Description
-------                              ----------------------------------

  23                                 Consent of Independent Accountants